UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation

Full Name of Registrant

Former Name if Applicable

5155 King Street

Address of Principal Executive Office (Street and Number)

Cocoa, FL 32926

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended May 31, 2022, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gregory L. Osborn	321	784-4427
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Changes

All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.

Net sales

Consolidated net sales increased 53.0% for the three months ended May 31, 2022 compared to the three months ended May 31, 2021. The Display Systems division increased 102.9% for the quarter or $1.0 million, due primarily to overall increase in activity on installations for simulators for two customers ($1.2 million). The Company’s AYON Cyber Security division decreased 64.7% for the quarter or $0.1 million compared to last year’s same quarter. The division is going through some changes to increase its TEMPEST service business and on the product side of the business, the division’s engineers are working on new products certain government agencies have requested and have submitted a new TEMPEST phone for approval. The Data Display division had an increase of 104.8% due to increased orders from its CRT customers. The Data division is working closely with the customers to place orders before some materials become unavailable prompting some customers to place additional orders. Lexel is working with customers in Asia for their needs on direct view storage tubes (DVST) and should have steady business driven by replacement CRTs for simulators, medical CRTs and phosphor coating business improvements. The keyboard division had a decrease in sales of 41.2%, the business has slowed this year after the launch of their new line up of keyboards last year produced strong last year’s first quarter. All divisions have experienced some form of delay in new orders from customers due to the pandemic, and supply chain issues but there are signs that businesses are finding ways to move forward.

Gross margins

Consolidated gross margins increased both as a percentage to sales (25.0% to 19.8%) and actual dollars ($711 thousand to $367 thousand) for the three months ended May 31, 2022 compared to the three months ended May 31, 2021.

The Display Systems division showed increases in both their gross margin percentage to sales and in actual dollars. VDC Display Systems gross margin percentage was 34.0% compared to 26.7% and the gross margin dollars were $697 thousand compared to $270 thousand for the three months ended May 31, 2022 compared to the three months ended May 31, 2021, an increase of 158.2%. AYON Cyber Security gross margin percentage was a negative 5.4% compared to 11.8% and the gross margin dollars were negative $4 thousand compared to $24 thousand for the three months ended May 31, 2022 compared to the three months ended May 31, 2021. AYON Cyber Security has seen very little product business, but is developing a TEMPEST video wall which customers have shown interest in and is marketing the service side of the business for testing other companies’ products which is expected to grow.

The Data Display division had a negative gross margin of $1 thousand or a negative 0.3% compared to a negative gross margin of $103 thousand and a negative gross margin of 44.3% for the three months ended May 31, 2022 and May 31, 2021 respectively. The keyboard division, Unicomp, had $20 thousand of gross margin dollars or 8.2% to sales for the three months ending May 31, 2022 compared to $176 thousand or 43.0% for the three months ending May 31, 2021.

Operating expenses

Operating expenses decreased by 11.5% or $132 thousand for the three months ended May 31, 2022 compared to the three months ended May 31, 2021. The decrease was due primarily to the decreased costs in administration expenses. The Company reduced costs primarily in salaries, by not replacing staff when they resigned while business was slow. The Company expects to continue to control costs while increasing revenues in tempest services, specialized displays and ruggedized displays. When business increases we will look to fill some of the vacant positions.

Interest expense

Interest expense was $5 thousand for the quarter ended May 31, 2022 compared to $10 thousand for the quarter ended May 31, 2021. The interest expense was on the lease of TEMPEST equipment.

Income taxes

Due to the Company’s overall and historical net loss position, no income tax expense was reported for the three- month period ending May 31, 2022 and May 31, 2021. Due to continued losses reported by the Company, a full valuation allowance was allocated to the deferred tax asset created by these losses.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 15, 2022	By	/s/ Gregory L. Osborn
Gregory L. Osborn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.